SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. ) 1



                              E-SYNC NETWORKS, INC.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                           COMMON STOCK, NO PAR VALUE
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                    269156105
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                NOVEMBER 8, 1999
- --------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|    Rule 13d-1(b)
|X|    Rule 13d-1(c)
|_|    Rule 13d-1(d)



- -----------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ------------------------------                     -----------------------------
     CUSIP NO. 269156105               13G               PAGE 2 of 5 PAGES
               ---------                                     ---  ---
- ------------------------------                     -----------------------------

- --------------------------------------------------------------------------------

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        DANIEL STECHOW
     -------------------------------------------------------------
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                      (b) |_|
- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
     --------------------------------
- --------------------------------------------------------------------------------
 NUMBER OF
                    5    SOLE VOTING POWER                  0
  SHARES            ------------------------------------------------------------

BENEFICIALLY
                    6    SHARED VOTING POWER                335,838
  OWNED BY          ------------------------------------------------------------

   EACH             7    SOLE DISPOSITIVE POWER             268,670
                                                            --------------
 REPORTING          ------------------------------------------------------------

PERSON WITH         8    SHARED DISPOSITIVE POWER           67,168
                                                            -----------
                    ------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            335,838
                                                           ------------------
- --------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                      |_|
- --------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     6.9%
- --------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*                                             IN
- --------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).     NAME OF ISSUER:

               The issuer of the securities to which this statement relates is E-Sync Networks, Inc., a Connecticut corporation.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The issuer's principal executive offices are located at 542 Westport Ave., Norwalk, Connecticut 06851.

ITEM 2(A).     NAME OF PERSON FILING:

               The person filing is Daniel Stechow.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONe, RESIDENCE:

               The  principal   business  office  is  c/o  Braincraft   Learning
               Technologies, Inc., 627 Broadway, Suite 504, New York, New York 10012.

ITEM 2(C).     CITIZENSHIP:

               The citizenship is U.S.A.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               The title of the class of securities is common stock, no par value.

ITEM 2(E).     CUSIP NUMBER:

               The CUSIP number is 269156105.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), or 13D-2(B) OR (C), ChECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP.

               (a) The number of shares beneficially owned by Daniel Stechow is 335,838.

               (b)     The percent of the class held by Daniel Stechow is 6.9%.

               (c)(i) Daniel Stechow is the record holder of 335,838 shares of the issuer's common stock. Until January 1, 2001, Daniel Stechow must vote all such shares in accordance with the recommendations of the Board of Directors of the issuer pursuant to a stockholders' agreement, dated November 8, 1999. Consequently, Daniel Stechow does not have sole power to direct the voting of such shares.
                  (ii) Daniel Stechow is the record holder of 335,838  shares of the issuer's common stock. Until January 1, 2001, Daniel Stechow must vote all such shares in accordance with the recommendations of the Board of Directors of the issuer pursuant to a stockholders' agreement, dated November 8, 1999. Consequently, Daniel Stechow shares the voting power of such shares with the Board of Directors of the Issuer.
                  (iii)Daniel Stechow has sole power to dispose or to direct the disposition of 268,670 shares of the issuer's common stock held by him.
                  (iv) Of  the 335,838 shares of the issuer's common  stock held by Daniel Stechow, 67,168 shares are subject to an escrow agreement, dated November 8, 1999. Subject to any claims against Daniel Stechow by the issuer pursuant to the terms of the escrow agreement, the shares subject to the escrow will be released on November 7, 2000 at which time Daniel Stechow should have sole power to dispose of such shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 17, 1999                       /s/ Daniel Stechow
                                        --------------------------------
                                        Daniel Stechow (Stockholder)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

          ATTENTION. Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001.).